SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                              SCHEDULE 14D-9/A-2
                               (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "SEC") on September 18, 1996 by Chateau Properties, Inc., a Maryland corporation (the "Company"), relating to the offer by MHC Operating
Limited Partnership, an Illinois limited partnership ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company, at a price of $26.00 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

        1.     ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

               Item 8 is hereby amended and supplemented by adding the following to the end of the "Litigation" section:

               On September 25, 1996, MHC OP and MHC filed an answer and verified counterclaims and third party complaint to the complaint filed on September 17, 1996 by the Company in the United States District Court for the District of Maryland, Northern Division. The verified counterclaims name as counterclaim defendants, the Company, ROC Communities, Inc., and the directors of the Company (the "Director Defendants") and allege that, among other things:

               (i) the Company violated Section 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act") by falsely stating that the Excess Stock provisions in the Company's Articles of Amendment and Restatement (the "Articles") would apply to the Offer;

               (ii) the Company violated Section 14(e) of the Exchange Act by failing to disclose the full, negative tax implications from transferring unrecognized gain from OP Unitholders to the Company;

               (iii) the Company violated Section 14(d) of the Exchange Act by making an unauthorized solicitation designed to discourage stockholders from tendering their Shares;

               (iv) the Company violated Section 14(e) of the Exchange Act by falsely stating that the Company was prohibited from negotiating with other parties by the terms of the Chateau/ROC merger agreement;

               (v) the directors of the Company breached their fiduciary duties of good faith and prudence by self-dealing and pursuing their own financial interest to the detriment of the Company's stockholders; and

               (vi) ROC knowingly participated in and aided and abetted the directors' breaches and self dealing.

               The counterclaims seek, among other things, an order from the Court:

               (a) enjoining the Company and the Director Defendants from carrying out the Company's announced repurchase program;

               (b) enjoining ROC from purchasing up to 350,000 shares of the Company's common stock;

               (c) enjoining the counterclaim defendants from consummating or proceeding with the proposed Chateau/ROC merger;

               (d) enjoining the Company and the Director Defendants from making any false statements or engaging in any fraudulent or deceptive conduct;

               (e) directing the Company to issue public statements correcting any previously made false statements;

               (f) declaring that stock purchased by MHC pursuant to its tender offer would not be deemed "Excess Stock" under the terms of Chateau's Articles;

               (g) directing the Director Defendants to exempt MHC from the Maryland Business Combination Law; and

               (h) awarding MHC compensatory damages and its costs and expenses.

               In addition, on the same date, MHC OP and MHC filed a motion for a temporary restraining order, together with a memorandum in support of the motion. The temporary restraining order requests the court to enjoin the Company from purchasing or selling any Shares or from taking any other actions to alter the status quo.

               On September 26, 1996, the United States District Court for the District of Maryland, Northern Division, denied MHC's motion for a temporary restraining order.

        2.     ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

               Item 9 is hereby amended and supplemented by amending and restating Exhibit 99.4 as attached hereto and by adding the following exhibits:


        Exhibit 99.8 Answer and Verified Counterclaims in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.

        Exhibit 99.9 Memorandum of the MHC Parties in support of their Motion for a Temporary Restraining Order in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C.G. Kellogg
                                     -----------------------
                             Name:     C.G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  September 27, 1996

                                 EXHIBIT INDEX


Exhibit 99.4 Employment Agreement, dated October 27, 1993, between the Company and C.G. Kellogg, as amended

Exhibit 99.8 Answer and Verified Counterclaims in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.

Exhibit 99.9 Memorandum of the MHC Parties in support of their Motion for a Temporary Restraining Order in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership v. Chateau Properties, Inc., ROC Communities, Inc., John A. Boll, C.G. Kellogg, Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane, Kenneth E. Myers and Edward R. Allen.



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